Mail Stop 3561

April 12, 2006

Jeffrey F. Crusinberry
Fremont Mortgage Securities Corporation
2727 East Imperial Highway
Brea, California 92821

Re: Fremont Mortgage Securities Corporation
Registration Statement on Form S-3
Filed March 17, 2006
File No. 333-132540

Dear Mr. Crusinberry,

We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to the base prospectus and the supplement should be applied universally, if applicable.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to

asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

4. We note that on page 51 you list several specific types of credit enhancement you may use, but indicate that "another method of credit enhancement described in the prospectus supplement" may be used, as well.   Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown and revise to remove the language quoted above.

Prospectus Supplement

General

5. We note in the base prospectus that you may establish a pre-funding account. Please revise the prospectus supplement to provide bracketed disclosure of the information required by Item 1103(a)(5) of Regulation AB.

6. Please provide bracketed language in the prospectus supplement to indicate that you will provide all of the information required by Items 1114 and 1115 of Regulation AB, if applicable. For example, while we note that you may enter into an interest rate swap agreement, it does not appear that you have provided bracketed placeholders for the financial information required by Item 1115(b) or disclosure regarding whether the significance percentage is less than 10%, at least 10% but less than 20%, or 20% or more. Revise accordingly.

7. Please include a separately captioned section and disclose any legal proceedings pending against the sponsor, seller, servicer, depositor, trustees, issuing entity or other transaction parties that would be material to investors, if applicable. Refer to Item 1117 of Regulation AB.

Important Notice About Information Presented

8. We note your disclosure that if the terms of the certificates in the supplement vary from the related description in the prospectus, investors should rely on the prospectus supplement. Please note that the disclosure in a prospectus supplement may enhance disclosure in the base prospectus, but it should not contradict it. Please revise accordingly.

The Mortgage Loan Pool, page S-28

9. Your disclosure on page S-31 indicates that certain statistical information regarding the mortgage pool is provided on Schedule A. However, Schedule A does not appear to have been filed. Revise accordingly.

10. While we note from your disclosure in the prospectus supplement that the proposed transaction will not include delinquent assets, as page 68 of your base prospectus indicates that delinquent assets may be included in an asset pool, please revise this section to include bracketed disclosure illustrating the delinquency information you would provide, if applicable. See Items 1111(c) and 1100(b)(1) of Regulation AB. You may also refer to Section 1.01 of Regulation AB Telephone Interpretations available on our website. Additionally, please confirm that delinquent assets will comprise less than 20% of each asset pool.

Base Prospectus

Summary of Prospectus, page 1

Credit Enhancement, page 3

11. Please revise this section to disclose the types of credit support that may be used in a future securities offering rather than limiting the disclosure to examples only. In addition, delete the phrase "or another type of credit enhancement," as all possible methods of credit enhancement must be disclosed in the base prospectus.

Principal and Interest Distributions, page 37

12. We note from the second paragraph of this section that the related prospectus supplement will specify the method for determining the interest rate on securities with adjustable interest rates. Please revise the base prospectus to identify all indices that may be used to determine interest payments or confirm that, in any case, they will be indices that reflect payments of interest based on debt transactions and not based on a securities or commodities index. Refer to Item 1113(a)(3) of Regulation AB.

Cash Flow Agreements, page 50

13. Either delete your reference to "purchase/sale agreements with respect to the trust assets," or provide us with your legal analysis as to how the inclusion of these agreements in the asset pool would meet the definition of an asset-backed security under Item 1101(c)(1) of Regulation AB. Please include in your analysis the mechanics involved in the agreements you contemplate including in the asset pool and also explain how the addition of assets would meet the limited exceptions to the discrete pool requirement under Regulation AB. Please refer to the discussion at Section III.A.2. of SEC Release No. 33-8518.

14. Please delete the phrase "other swaps and derivative instruments or other agreements consistent with the foregoing." The base prospectus should specify the types of cash flow agreements that may be used in future offerings. Please refer to Item 1115 of Regulation AB for a description of permissible derivative products.

Credit Enhancement, page 51

15. We note from the first paragraph of this section that any form of credit enhancement may be structured so as to be drawn upon by more than one series. We also note from the second paragraph of this section that if a form of credit enhancement covers more than one series, holders of securities will be subject to the risk that such credit enhancement will be exhausted by claims of other covered trusts prior to receiving their intended share of coverage. Please provide us with a legal analysis as to why this arrangement is consistent with the definition of an asset-backed security.

Delivery of Additional Assets, page 63

16. Please revise your disclosure in this section to better explain the circumstances under which you would add assets to the pool subsequent to the cut-off date, including a more thorough description of the "other means" you may use to do so. Additionally, tell us why this arrangement is consistent with the definition of an asset-backed security. Refer to Section III.A.2 of SEC Release No. 33-8518.

Evidence as to Servicing Compliance, page 89

17. Please revise to update both this section and the related section in your prospectus supplement so that your disclosure accurately reflects the requirements of Items 1122 and 1123 of Regulation AB. In this regard, we note that this section appears to refer to only one of the three reports required by the rules noted above. We also note that instead of reflecting the provisions of Item 1122(b), which requires an attestation report from a registered public accounting firm regarding the servicing criteria set forth in Item 1122(d), your disclosure indicates that an accounting firm will review servicing operations in accordance with USAP. Revise accordingly.

Use of Proceeds, page 119

18. We note from your disclosure that you may use the proceeds from the offering of the securities to pay for certain expenses incurred in connection with the acquisition of trust property. Please provide a bracketed placeholder in your prospectus supplement indicating that you will disclose the amount of such expenses. Refer to Item 1107(j) of Regulation AB.

Exhibit 4.1

19. We note that Section 4.18 of this agreement appears to allow the parties to modify their obligations under the agreement based on interpretive advice, convention among active participants in the asset-backed markets, advice of counsel or otherwise in respect of the requirements of Regulation AB. Please remove this qualifying language or revise to clearly state that the parties will comply with the requirements of Regulation AB at all times.

Exhibit 4.2

20. While we were unable to locate Exhibit 4.2, which is incorporated by reference, due to the date of such document, it would not appear to comply with the requirements of Regulation AB. Please either point us to the older document or provide us with a revised version when available, marked to show changes made to comply with Regulation AB.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Hanna Teshome at (202) 551-3315. If you need further assistance, you may contact me at (202) 551-3454.

Sincerely,

Sara D. Kalin
Branch Chief—Legal

cc: Via Facsimile
        Edward L. Douma
        Hunton & Williams LLP
        (804) 788-8218